SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2013

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated November 14, 2013

Press Release dated November 14, 2013

Press Release dated November 20, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: November 30, 2013

Eni: new fixed rate bond offering and tap of its bond successfully launched in September

San Donato Milanese (Milan), November 14, 2013 - Eni has mandated Barclays, Goldman Sachs International, Mediobanca, Morgan Stanley, Société Générale and UniCredit Bank as Joint Bookrunners for its upcoming fixed rate Euro benchmark size 8 year bond offering and for the tap of its 12 year bond issued last September, both issued under its existing Euro Medium Term Notes Programme.
The bonds are to be issued within the framework of the Euro Medium Term Note Programme and in accordance with the resolution adopted by Eni’s Board of Directors on May 30, 2013. The issuance is aimed at maintaining a well-balanced financial structure, in terms of Eni's short and medium-long term debt and average duration of the debt.
The transaction will be launched subject to market conditions and the offering is restricted to institutional investors only. The bond will be listed on the Luxembourg Stock Exchange.
Eni is rated A3 (outlook negative) by Moody’s and A (credit watch negative) by Standard & Poor’s.

Company Contacts:

Press Office: Tel. +39 02.52031875 - +39 06.59822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39 80011223456
Switchboard: +39 06.59821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: success of the new fixed rate bond and of the tap of the bond launched in September

San Donato Milanese (Milan), November 14, 2013 - Eni successfully launched today a fixed rate bond benchmark issue and a tap of its 12 year bond issued last September, for a total notional amount of Euro 1,100 million. Both transactions were placed in the international Eurobond market.

The benchmark bond amounts to Euro 800 million, has a 8 year maturity, pays a fixed annual coupon of 2.625% and the re-offer price is 99.957%. The tap of the 12 years existing bond issued last September has an incremental amount of Euro 300 million, pays a fixed annual coupon of 3.75% and the re-offer price is 103.779%. Therefore, the total amount outstanding of September 2025 bond increases from Euro 900 million to Euro 1,200 million.

The proceeds of the bonds issue have a general purposes use.

The bonds will be listed on the Luxembourg Stock Exchange. The notes were bought by institutional investors mainly in France, Germany, Italy and United Kingdom.

Company Contacts:

Press Office: Tel. +39 02.52031875 - +39 06.59822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39 80011223456
Switchboard: +39 06.59821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni sells its stake in Severenergia to Novatek-GazpromNeft Joint Venture

San Donato Milanese, November 20, 2013 - Today in Moscow Eni signed an agreement to sell its 60% stake in Arctic Russia to Yamal Development, a joint venture equally owned by Novatek and GazpromNeft.

Artic Russia owns 49% of Severenergia, which holds four licenses for the exploration and production of hydrocarbons in the region of Yamal Nenets.

The transaction is subject to receipt of necessary approvals. The sale price is 2.94 billion dollars, which will be paid in cash at closing.

Following the closing of the transaction, Eni will no longer hold a stake in Severenergia.

With this sale Eni monetizes its investment in Siberian upstream assets, which have been significantly matured, coherently with its objective of creating value for shareholders.

Eni will continue to have a significant presence in, and strong relations with, Russia both in strategic and commercial terms. Eni is the biggest buyer of natural gas from Gazprom and a major buyer of oil from Rosneft, with whom it also has a joint venture to explore promising assets in the Black Sea and the Barents Sea. Moreover, Eni partners Gazprom in the South Stream project which, once completed, will deliver 63 bln cubic meters of gas per year, contributing substantially to the European security of supply.

Company Contacts:

Press Office: Tel. +39 02.52031875 - +39 06.59822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39 80011223456
Switchboard: +39 06.59821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com